Mail Stop 6010

June 26, 2006

Richard P. Rainey
President and Secretary
Avax Technologies, Inc.
2000 Hamilton Street, Suite 204
Philadelphia, PA 19130

Re: **Avax Technologies, Inc.**
       Preliminary Proxy Statement on Schedule 14A
       Filed June 20, 2006
       File No. 0-29222

Dear Mr. Rainey:

        This is to advise you that we have limited our review of the above referenced
proxy statement to only the issues identified below.

Schedule 14A

Proposal to Increase the Number of Authorized Shares of Common Stock, page 15

1.   Please indicate your current intentions or understandings to issue the additional
        authorized shares of common stock that will result if this proposal is approved by
        shareholders. If you have no current intentions or understandings to issue the
        additional authorized common stock, please provide a statement to that fact.

                                *   *   *

Please file your response letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Song P. Brandon at (202) 551-3621 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Richard M. Wright, Jr.
       Gilmore & Bell
       A Professional Corporation
       2405 Grand Boulevard, Suite 1100
       Kansas City, Missouri 64108